Anthony McKiernan

Chief Financial Officer

MBIA Inc.

1 Manhattanville Road, Suite 301, Purchase, NY 10577

Tel. (914) 765-3611

Anthony.Mckiernan@mbia.com

www.mbia.com

August 9, 2018

VIA EDGAR

Ms. Christine Torney and Mr. Jim Rosenberg

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:    MBIA Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 1, 2018

File No. 001-09583

Dear Ms. Torney and Mr. Rosenberg:

MBIA Inc. (“MBIA”, the “Company”, “we”, or “our”) is pleased to respond to your letter dated July 31, 2018 in which the Staff of the Division of Corporation Finance (the “Staff”) provided a comment to our Annual Report on Form 10-K for the fiscal year ended December 31, 2017. For your convenience, we have reproduced the Staff’s comment followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Adjusted Book Value, page 36

SEC Comment:

1.

Please provide us an analysis that provides insight into the numerator amount for which the per share amounts of book value of the MBIA Corp. legal entity and net unearned premium revenue are based. Reference for us where in your financial statements these amounts are disclosed. With respect to book value of the MBIA Corp. legal entity, tell us why book value is an add in the GAAP to non-GAAP reconciliation and whether and to what extent it represents VIE assets and liabilities that are consolidated as disclosed in Note 4 to your financial statements. With respect to net unearned premium revenue, tell us why this amount would not be impacted by expected loss to be expensed.

MBIA Response:

The following table provides the numerator amounts for the “Book value of MBIA Corp. legal entity” and the “Net unearned premium revenue” adjustments used in our calculation of Adjusted Book Value (“ABV”) as of December 31, 2017:

Adjustment	Numerator Amount (in thousands)	Common Shares Outstanding	Per Share Amount
Book value of MBIA Corp. legal entity	$(808,728)	91,484,447	$(8.84)

Unearned premium revenue	563,693
Deferred acquisition costs	(126,621)

Net unearned premium revenue	$437,072	91,484,447	$4.78

Book Value of MBIA Corp. Legal Entity

The book value of MBIA Corp. legal entity included in the above table represents the consolidated book value of MBIA Insurance Corporation and its subsidiaries (“MBIA Corp.”), excluding the carrying value of its preferred stock. The book value of MBIA Corp. is not separately disclosed in the Company’s financial statements, but can be derived from the per share amount and common shares outstanding provided in our GAAP to non-GAAP reconciliation. The book value of MBIA Corp. of negative $808.7 million is included within the consolidated total shareholders’ equity of MBIA Inc. (before preferred stock of subsidiary) of $1,413 million as reported on our consolidated balance sheet on page 73 of our Form 10-K for the fiscal year ended December 31, 2017.

The book value of MBIA Corp. is an “add” in the GAAP to non-GAAP reconciliation because it is negative. Therefore, our adjustment to remove the book value of MBIA Corp. is positive, or an increase to book value, in our reconciliation. Adjusting book value of the collective enterprise to remove the negative book value of MBIA Corp. is consistent with our interest in presenting ABV as a non-GAAP measure that appropriately reflects the value of the Company to shareholders. Since, in our view, MBIA Corp. does not impact value to shareholders, it has been removed from ABV. This view is based on our belief that, as a result of MBIA Corp.’s current financial condition and the priority given to its policyholders and surplus note holders with respect to the distribution of assets, it is unlikely MBIA Inc. will receive any economic benefit from MBIA Corp.

MBIA Corp.’s book value includes the impact of its consolidated VIEs. As a result, our adjustment to remove the book value of MBIA Corp. from ABV also removes the impact of its consolidated VIEs. The net impact on MBIA Corp.’s book value from consolidating VIEs was an increase to book value (reduction of its negative book value) of $123 million as of December 31, 2017.

Net Unearned Premium Revenue

Unearned premium revenue and deferred acquisition costs relate to the activities of MBIA’s two financial guarantee insurance subsidiaries, MBIA Corp. and National Public Finance Guarantee Corporation (“National”). Our net unearned premium revenue adjustment included in the above table excludes amounts related to MBIA Corp., consistent with our adjustment to remove the book value of MBIA Corp. from our ABV. The amounts of unearned premium revenue and deferred acquisition costs included in our GAAP to non-GAAP reconciliation are included within the consolidated unearned premium revenue of $752 million and deferred acquisition costs of $95 million as reported on our consolidated balance sheet on page 73 of our Form 10-K for the fiscal year ended December 31, 2017. The following table reconciles the amounts reported on our consolidated balance sheet as of December 31, 2017 to the amounts used in our calculation of ABV:

in thousands, except share and per share amounts	Reported on Consolidated Balance Sheet	Less: Amounts related to MBIA Corp.	Less: Intercompany Eliminations (a)	Adjustment in ABV Reconciliation (b)	Common Shares Outstanding	Per Share Amount
Unearned premium revenue (Liability)	$751,464	$645,748	$(457,977)	$563,693
Deferred acquisition costs (Asset)	(95,651)	(146,450)	177,420	(126,621)

Net unearned premium revenue	$655,813	$499,298	$(280,557)	$437,072	91,484,447	$4.78

(a)

Eliminates balances between MBIA Corp. and National. The majority of National’s unearned premium revenue and deferred acquisition costs are related to reinsurance transactions with MBIA Corp., which are eliminated in consolidation.

(b)	Represents the unearned premium revenue and deferred acquisition costs of National.

In the second quarter of 2018, as part of our periodic review of the components of ABV, we considered whether our net unearned premium revenue adjustment should be modified to account for expected losses to be expensed, and decided to remove the amount of unearned premium revenue that is included in the GAAP calculation of our insurance loss reserves. Therefore, beginning with our Form 10-Q for the quarterly period ended June 30, 2018 filed on August 8, 2018, we further adjusted the net unearned premium revenue component of our ABV to reflect the amount of unearned premium revenue in excess of expected losses to be expensed. Please see the discussion of this modification as disclosed on page 56 of our Form 10-Q for the quarterly period ended June 30, 2018. We also revised our ABV as of December 31, 2017, which is included in our Form 10-Q for the quarterly period ended June 30, 2018, to conform to our revised approach. Our change to the unearned premium revenue component resulted in a decrease in ABV of 55 cents, or 2%, from the amount previously reported as of December 31, 2017.

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I hope you find our response helpful in your review of our filing on Form 10-K. Please feel free to contact me at 914-765-3611 with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ Anthony McKiernan
Anthony McKiernan

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